SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

HYRECAR INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 44916T107
(CUSIP Number) April 16, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 44916T107	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS WEST ELK PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 850,597 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 850,597 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,597 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.17% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 44916T107	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS WEST ELK, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 850,597 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 850,597 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,597 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.17% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 44916T107	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS WEST ELK CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 850,597 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 850,597 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,597 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.17% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company), IA (Investment Adviser)

CUSIP NO. 44916T107	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Jason Joffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 850,597 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 850,597 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,597 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.17% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN (Individual)

CUSIP NO. 44916T107	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Morgan Duke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 850,597 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 850,597 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,597 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.17% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1.	(a)	Name of Issuer:

HyreCar Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

355 South Grand Avenue

Suite 1650

Los Angeles, CA 90071

Item 2.	(a)	Name of Persons Filing:

West Elk Partners, LP

West Elk, LLC

West Elk Capital, LLC

Jason Joffe

Morgan Duke

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

1175 Peachtree Street NE

Suite 360

Atlanta, GA 30361

(c)	Citizenship:

West Elk Partners, LP is a Delaware limited partnership

West Elk, LLC is a Delaware limited liability company

West Elk Capital, LLC is a Delaware limited liability company

Mr. Joffe and Mr. Duke are United States citizens

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

44916T107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

	West Elk Partners, LP	West Elk, LLC	West Elk Capital, LLC	Jason Joffe	Morgan Duke
(a) Amount Beneficially Owned:	850,597	850,597	850,597	850,597	850,597
(b) Percent of Class:	5.17%	5.17%	5.17%	5.17%	5.17%
(c)Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	850,597	850,597	850,597	850,597	850,597
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	850,597	850,597	850,597	850,597	850,597

The reported shares are the Issuer’s common stock.

All of the reported shares are owned directly by West Elk Partners, LP (“West Elk Partners”), whose general partner is West Elk, LLC (the “General Partner”) and whose investment adviser is West Elk Capital, LLC (the “Investment Adviser”). The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares, and could be deemed to share such beneficial ownership with West Elk Partners.

Jason Joffe and Morgan Duke are the managers of the General Partner and Investment Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Adviser, and West Elk Partners.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated April 23, 2020, among West Elk Partners, LP, West Elk, LLC, West Elk Capital, LLC, Jason Joffe and Morgan Duke.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	April 23, 2020
WEST ELK PARTNERS, LP
By:	West Elk, LLC, General Partner

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

Date:	April 23, 2020
WEST ELK, LLC
By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

Date:	April 23, 2020
WEST ELK CAPITAL, LLC

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

Date:	April 23, 2020

/s/ Jason Joffe
Jason Joffe

Date:	April 23, 2020

/s/ Morgan Duke
Morgan Duke

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of HyreCar Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

In witness whereof, each of the undersigned has executed this Agreement as of April 23, 2020.

WEST ELK PARTNERS, LP

By:	West Elk, LLC, General Partner

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

WEST ELK, LLC

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

WEST ELK CAPITAL, LLC.

By:	/s/ Jason Joffe
Name:	Jason Joffe
Title:	Manager

/s/ Jason Joffe
Jason Joffe
/s/ Morgan Duke
Morgan Duke